UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Pro Tech Communications, Inc.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                     742944
                                 (CUSIP Number)

                                 NCT Group Inc.
                                20 Ketchum Street
                           Westport, Connecticut 06880
                                 (203) 226-4447
                   -------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                               September 12, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Check the following box if a fee is being paid with this statement: / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP NO. 742944

1.   Name of Reporting Person: NCT Group, Inc.

     S.S. or I.R.S. Identification No. of Above Person:  59-2501025
-----------------------------------------------------------------------
2.   Check the  Appropriate  Box if a Member of a Group
     (see instructions) (a) / / (b) / /
------------------------------------------------------------------------
3.   SEC Use Only
------------------------------------------------------------------------
4.   Source of Funds: OO
------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
------------------------------------------------------------------------
Number of                             7.  Sole Voting Power
Shares                                    22,600,000(a)
Beneficially                          8.  Shared Voting Power
Owned by                                  -0-
Each Reporting                        9.  Sole Dispositive Power
Person With:                              22,600,000(a)
                                     10.   Shared Dispositive Power
                                          -0-
----------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 22,600,000(a)
-----------------------------------------------------------------------
12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares
     (see instructions) / /
-----------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  84.1%
-----------------------------------------------------------------------
14.  Type of Reporting Person:  CO
-----------------------------------------------------------------------
Footnotes: (a) Assumes the issuance in full of the 22,600,000 shares of the Issuer's common stock as provided for in the stock purchase and license agreement entered into between the Issuer and the Reporting Person dated September 12, 2000.


Item 1. Security and Issuer

     This statement relates to the common stock, par value $.001 per share (the "Stock"), of Pro Tech Communications, Inc., (the "Issuer"). The principal executive offices of the Issuer are located at 3311 Industrial 25th Street, Ft. Pierce, Florida 39946.

Item 2. Identity and Background

(a)  NCT Group, Inc. ("NCT")

(b)  20 Ketchum Street, Westport, Connecticut  06880

(c) The Reporting Person designs, develops, licenses, produces and distributes technologies and products based upon its extensive portfolio of proprietary algorithms and intellectual property.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the 22,600,000 shares of the Issuer's common stock described in Footnote (a) in exchange for granting the Issuer an exclusive license to use certain intellectual property of the Reporting Person in connection with certain telephone headset products of the Issuer.

Item 4. Purpose of Transaction

     The purpose of the acquisition of the subject stock of the Issuer was and is for the granting of the exclusive license to use certain intellectual property of the Reporting Person. As a result of this transaction, the Reporting Person will have three representatives appointed to the Board of Directors of the Issuer, thereby giving the Reporting Person control of the five-person Board of Directors of the Issuer.


Item 5. Interest in Securities of the Issuer

(a) - (b) The Reporting Person owns 22,600,000 shares of Stock, representing approximately 84.1% of the 26,866,000 shares of the Issuer's common stock outstanding.

(b) the Reporting Person has sole voting and disposition power of all such shares. See Foot note (a) above.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship
        With Respect to Securities of the Issuer

          The Reporting Person has agreed with the Issuer to arrange for additional equity financing for the Issuer of $1,500,000 to be used for working capital purposes. The sources of such equity financing will be from persons unrelated to the Reporting Person, but who have invested in the Reporting Person and certain of its affiliates, and who may do so again in the future. No such future arrangements are contemplated by the Reporting Person or such persons.

          The persons who will provide the equity financing to the Issuer will receive Series A Convertible Stock of the Issuer with a face value of $1,000 per share and having an accretion rate of 4% per annum. The Series A Convertible Preferred Stock will have a conversion ratio equal to the lower of $0.50 or eighty percent of the average Closing Bid Price of the Issuer's Common Stock for any consecutive five day trading period out of the fifteen trading days preceding the Conversion Date. Such persons will also receive 2,250,000 warrants to purchase Common Stock of the Issuer at $0.50 a share. Such persons will have the right to exchange such Series A Convertible Preferred Stock or the Common Stock of the Issuer issued upon any conversion thereof or upon exercise of such warrants, for common stock of the Reporting Person. If such exchange occurs, the percentage ownership of the Issuer's Common Stock on an as converted basis held by the Issuer will increase substantially and may exceed ninety percent of the issued and outstanding voting equity of the Issuer.


Item 7. Material to Be Filed as Exhibits

          Stock Purchase Agreement dated September 12, 2000




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2000



                                       NCT Group, Inc.



                                       By:   /s/ MICHAEL J. PARRELLA
                                             -----------------------------------
                                             Michael J. Parrella
                                             Chief Executive Officer and
                                             Chairman of the Board of Directors



                                       By:    /s/ CY E. HAMMOND
                                              ----------------------------------
                                              Cy E. Hammond
                                              Senior Vice President,
                                              Chief Financial Officer